Exhibit 99.2

UNITED BISCUITS FINANCE plc

Restatement of Financial Information under IFRS

Registered Office: Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom

UNITED BISCUITS FINANCE plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

INDEX

1.	Introduction

2.	Consolidated Financial Statements under IFRS
Consolidated Income Statement
Consolidated Balance Sheet
Consolidated Cash Flow Statement
Consolidated Statement of Recognized Income and Expense
Notes to the Consolidated Financial Statements under IFRS

3.	First time adoption of International Financial Reporting Standards
Explanatory notes
Reconciliation of balance sheet at the transition date of January 4, 2004
Reconciliation of profit and balance sheet for the year and each quarter of the 52 weeks ended January 1, 2005
Reconciliation of balance sheet at January 2, 2005

4a.	Summary of Significant Accounting Policies

4b.	Summary of Significant Accounting Policies Applicable from 2005

UNITED BISCUITS FINANCE plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

1            Introduction

United Biscuits Finance plc (“the Company”) is incorporated in the United Kingdom under the Companies Act 1985. In these financial statements, “Group” means the Company and all its subsidiaries. United Biscuits Finance plc has previously prepared its primary financial statements under U.K. generally accepted accounting principles (“U.K. GAAP”). From January 2, 2005, the Group is required to prepare its consolidated financial statements in accordance with International Accounting Standards (“IAS”) and International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”). References to IFRS throughout this document refer to the application of International Accounting Standards and International Financial Reporting Standards.

The first annual report under IFRS will be for the 52 weeks ended December 31, 2005 (“2005”) and the first interim results reported under IFRS are for the 16 weeks ended April 23, 2005 (“Quarter 1 2005”) and accompany this document. This document explains how the Group’s reported performance and financial position are affected by this change.

Presentation of Financial Information

The consolidated financial statements have been prepared in accordance with the accounting policies expected to be in place at December 31, 2005 and are presented in U.K. Sterling.

The Group is required to apply all relevant standards in force at the first reporting date; for the Group this is December 31, 2005. As a consequence, this restatement document has been prepared on the basis that all IFRS and International Financial Reporting Interpretation Committee (“IFRIC”) interpretations, in particular the recently amended versions of IAS 19 ‘Employee Benefits’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’, will be adopted by the European Commission. The failure of the EU to adopt all of these standards in time for financial reporting in 2005, or the issue of further interpretations by IFRIC in advance of the reporting date, or the development of other accepted practice, could result in the need to change the basis of accounting or presentation of certain financial information from that presented in this document.

IFRS 1 ‘First Time Adoption of International Financial Reporting Standards’ (“IFRS 1”) mandates that most IFRS should be applied fully retrospectively. This means that the transition balance sheet as at January 4, 2004 needs to be restated assuming that the IFRS accounting policies had always been applied. There are certain limited exemptions from this requirement. There are also limited exemptions from applying certain aspects of IFRS in restating comparative information. As explained in section 2 of this document, management has elected not to restate comparative financial information for IAS 32 ‘Financial Instruments: Disclosure and Presentation’ (“IAS 32”) and IAS 39 ‘Financial Instruments: Recognition and Measurement’ (“IAS 39”). In the accompanying interim results for Quarter 1 2005, a restatement of the opening balance sheet at January 2, 2005 is included to align the Group’s 2005 opening position under IAS 32 and IAS 39.

The U.K. GAAP financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The Group’s independent auditors have issued unqualified opinions on the Group’s U.K. GAAP financial statements for the 53 weeks ended January 3, 2004 (“2003”) and the 52 weeks ended January 1, 2005 (“2004”). The U.K. GAAP financial statements for 2004 will be delivered to the Registrar of Companies in due course.

2            Consolidated Financial Statements under IFRS

Consolidated Income Statements

	16 weeks ended April 24, 2004	12 weeks ended July 17, 2004	12 weeks ended October 9, 2004	12 weeks ended January 1, 2005	52 weeks ended January 1, 2005
	(£ million)
Revenue	319.3	257.3	280.9	352.6	1,210.1

Cost of goods sold	(192.1)	(154.5)	(159.9)	(212.5)	(719.0)
Gross profit	127.2	102.8	121.0	140.1	491.1

Distribution, selling and marketing expenses	(72.2)	(53.9)	(60.4)	(65.0)	(251.5)
General and administrative expenses	(24.3)	(19.1)	(21.7)	(20.8)	(85.9)
Other income	2.1	2.3	1.9	1.9	8.2

Business profit	32.8	32.1	40.8	56.2	161.9
Depreciation and amortization expense	(16.9)	(13.7)	(14.0)	(15.7)	(60.3)
Restructuring and acquisition related expenses	(2.1)	(4.8)	(3.0)	(6.9)	(16.8)
Loss on disposal or termination of businesses	—	—	(0.3)	—	(0.3)
Profit on disposal of fixed assets	0.8	—	1.9	1.4	4.1
Profit before financing	14.6	13.6	25.4	35.0	88.6
Interest receivable	0.8	1.3	0.9	0.6	3.6
Interest payable	(45.7)	(36.5)	(41.0)	(43.1)	(166.3)
Other finance costs	(2.8)	(2.0)	(1.6)	(2.2)	(8.6)
Loss before tax and share of results of joint venture	(33.1)	(23.6)	(16.3)	(9.7)	(82.7)
Taxes	(1.8)	(2.1)	0.1	(0.9)	(4.7)
Loss before share of results of joint venture	(34.9)	(25.7)	(16.2)	(10.6)	(87.4)
Share of results of joint ventures	0.1	0.2	0.1	0.1	0.5
Loss for the period from continuing operations	(34.8)	(25.5)	(16.1)	(10.5)	(86.9)

Discontinued operations
Loss for the period from discontinued operations	(1.1)	(4.5)	0.6	1.3	(3.7)

Loss attributable to shareholder	(35.9)	(30.0)	(15.5)	(9.2)	(90.6)

Consolidated Statement of Total Recognized Income and Expense

	16 weeks ended April 24, 2004	12 weeks ended July 17, 2004	12 weeks ended October 9, 2004	12 weeks ended January 1, 2005	52 weeks ended January 1, 2005
	(£ million)
Actuarial (losses)/gains on defined benefit plans	(5.2)	(26.4)	7.8	80.0	56.2
Deferred tax on actuarial (losses)/gains on defined benefit plans	1.6	7.9	(2.4)	(24.0)	(16.9)
Exchange differences on translation of foreign operations	(1.4)	(0.5)	(0.3)	(1.3)	(3.5)
Deferred tax on exchange differences on translation of foreign operations	0.4	0.1	0.1	0.4	1.0
Net expense recognized directly in equity	(4.6)	(18.9)	5.2	55.1	36.8
Loss attributable to shareholder	(35.9)	(30.0)	(15.5)	(9.2)	(90.6)
Total recognized income and expense for the period	(40.5)	(48.9)	(10.3)	45.9	(53.8)

Consolidated Balance Sheets

	At January 4, 2004	At April 24, 2004	At July 17, 2004	At October 9, 2004(1)	At January 1, 2005	At January 2, 2005
	(£ million)
ASSETS
Non-current assets
Intangible assets	623.3	622.7	622.7	635.7	828.3	828.3
Property, plant and equipment	408.8	395.3	391.5	399.2	426.0	426.0
Investment in Jacob’s	—	—	—	221.4	—	—
Investments in joint ventures	4.6	4.5	4.6	4.9	5.2	5.2
Deferred tax assets	138.0	138.4	144.5	142.9	150.2	151.2
Other non-current assets	2.3	2.3	2.4	2.6	0.9	0.9
Total non-current assets	1,177.0	1,163.2	1,165.7	1,406.7	1,410.6	1,411.6

Current assets
Inventories	81.0	81.2	88.6	101.1	84.5	84.5
Trade and other receivables	249.1	256.2	247.6	283.5	289.3	289.3
Derivative financial instruments	—	—	—	—	—	1.8
Cash and bank	31.4	55.9	66.2	48.6	77.6	77.6
Total current assets	361.5	393.3	402.4	433.2	451.4	453.2
TOTAL ASSETS	1,538.5	1,556.5	1,568.1	1,839.9	1,862.0	1,864.8

EQUITY AND LIABILITIES
Called-up share capital	2.0	2.0	2.0	2.0	2.0	2.0
Other reserves	—	(1.0)	(1.4)	(1.6)	(2.5)	(3.5)
Retained earnings	(672.8)	(712.3)	(760.8)	(770.9)	(724.1)	(724.2)
Total equity	(670.8)	(711.3)	(760.2)	(770.5)	(724.6)	(725.7)

Non-current liabilities
Long-term borrowings	624.8	680.1	669.8	923.6	920.7	920.7
Derivative financial instruments	—	—	—	—	—	0.2
Amount due to parent company	824.4	852.6	875.5	899.0	922.4	922.4
Retirement benefit obligations	373.6	380.3	407.4	401.8	346.9	346.9
Provisions	21.1	21.3	20.8	20.7	17.2	17.2
Other non-current liabilities	1.9	1.4	1.4	12.0	1.1	1.1
Tax payable after one year	12.0	11.9	11.9	1.4	9.7	9.7
Deferred taxation	22.6	21.9	19.7	20.3	48.3	48.8
Total non-current liabilities	1,880.4	1,969.5	2,006.5	2,278.8	2,266.3	2,267.0

Current liabilities
Trade and other payables	260.2	274.6	282.6	307.5	302.5	302.5
Bank overdrafts and loans due within one year	40.3	0.9	9.9	—	7.2	7.2
Derivative financial instruments	—	—	—	—	—	3.2
Provisions	27.3	21.4	26.6	20.4	10.1	10.1
Current tax payable	1.1	1.4	2.7	3.7	0.5	0.5
Total current liabilities	328.9	298.3	321.8	359.8	320.3	323.5
Total liabilities	2,209.3	2,267.8	2,328.3	2,610.4	2,586.6	2,590.5
TOTAL EQUITY AND LIABILITIES	1,538.5	1,556.5	1,568.1	1,839.9	1,862.0	1,864.8

(1)         Jacob’s Bakery Limited (Jacob’s) was acquired close to the end of Quarter 3, 2004. At that date its opening balance sheet position had not been finalized, and therefore the purchase price was not allocated to the fair value of the assets acquired. For consistency hindsight has not been applied in preparing the preliminary IFRS balance sheet above.

Consolidated Cash Flow Statements

	16 weeks ended April 24, 2004	12 weeks ended July 17, 2004	12 weeks ended October 9, 2004	12 weeks ended January 1, 2005	52 weeks ended January 1, 2005
	(£ million)
Operating activities
Profit before financing	14.6	13.6	25.4	35.0	88.6
Depreciation and amortization	16.9	13.7	14.0	15.7	60.3
Profit on sale of property, plant and equipment	(0.8)	—	(1.9)	(1.4)	(4.1)
Decrease/(increase) in working capital	2.1	6.7	(23.2)	17.6	3.2
Non-cash restructuring charges	2.1	4.8	3.0	6.9	16.8
Restructuring and other cash payments from provisions	(7.5)	(5.7)	(8.6)	(15.5)	(37.3)
Cash generated from operations	27.4	33.1	8.7	58.3	127.5
Interest paid	(14.2)	(9.7)	(10.6)	(21.7)	(56.2)
Interest received	0.5	0.4	1.3	0.4	2.6
Income taxes (paid)/refunded	(0.1)	0.5	0.6	(2.9)	(1.9)
Other non-operating items	(0.5)	(1.4)	0.5	2.3	0.9
Net cash inflow from operating activities	13.1	22.9	0.5	36.4	72.9

Investing activities
Acquisitions	—	—	(249.9)	10.0	(239.9)
Cash acquired through acquisitions	—	—	2.8	—	2.8
Disposals	(0.8)	(1.6)	(1.4)	(0.4)	(4.2)
Capital expenditure	(12.9)	(10.7)	(7.6)	(22.9)	(54.1)
Disposal of property, plant and equipment	3.9	—	3.6	6.0	13.5
Amounts received from joint ventures	0.2	0.2	—	0.3	0.7
Net cash used in investing activities	(9.6)	(12.1)	(252.5)	(7.0)	(281.2)

Financing activities
Proceeds from bond issues	75.0	—	—	—	75.0
Increase in borrowings	—	—	632.4	—	632.4
Repayment of finance leases	(0.6)	(0.5)	(0.5)	(0.2)	(1.8)
Repayment of finance (including new finance costs)	(52.2)	—	(398.3)	(1.5)	(452.0)
Net cash used in financing activities	22.2	(0.5)	233.6	(1.7)	253.6

Increase/(decrease) in cash in the period	25.7	10.3	(18.4)	27.7	45.3
Cash and cash equivalents at beginning of period	31.4	55.9	66.2	48.6	31.4
Exchange adjustments	(1.2)	—	0.8	1.3	0.9
Cash and cash equivalents at end of year	55.9	66.2	48.6	77.6	77.6

Notes to the Consolidated Financial Statements under IFRS

Consolidated Statement of Changes in Equity

	Share capital	Currency Translation Reserves	Hedging Reserve	Retained Earnings	Total
	(£ million)
January 4, 2004 as originally stated	2.0	—	—	(643.2)	(641.2)
Changes in accounting policy relating to the first- time adoption of IFRS	—	—	—	(29.6)	(29.6)
At January 4, 2004 - restated	2.0	—	—	(672.8)	(670.8)
Exchange differences on translation of foreign operations, net of deferred tax of £1.0 million	—	(2.5)	—	—	(2.5)
Actuarial gains on defined benefit plans, net of deferred tax of £16.9 million	—	—	—	39.3	39.3
Net income recognized directly in equity	—	(2.5)	—	39.3	36.8
Loss attributable to shareholder for the financial year	—	—	—	(90.6)	(90.6)
At January 1, 2005, restated under IFRS	2.0	(2.5)	—	(724.1)	(724.6)

Financial instruments	—	—	(1.0)	(0.1)	(1.1)

Balance at January 2, 2005 restated under IFRS	2.0	(2.5)	(1.0)	(724.2)	(725.7)

Segmental Analysis – Revenue and Business Profit

The Group’s continuing operations are divided into five segments, reflecting the internal region-based operational management structure of the Group. The segments comprise UK, Northern Europe, Southern Europe, International Sales and Central.

UK covers manufacturing and marketing of biscuits, cakes, savory snacks, packaged nuts and crisps in the United Kingdom and markets biscuits, cakes, savory snacks, packaged nuts and crisps in the Republic of Ireland. This segment includes the results of operations of Jacob’s since acquisition on September 20, 2004. Northern Europe covers the manufacturing and marketing of biscuits in France, Belgium and the Netherlands. Southern Europe covers the manufacturing and marketing of biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia and the Middle East. This segment includes the results of operations of Triunfo since acquisition, which was effective from August 1, 2004. International Sales covers exports of branded products around the world through third party distributors. Additionally, there are central costs which represent corporate governance costs, including executive costs, and costs of the Group’s legal, company secretarial, pension administration, tax and treasury functions.

The results of the Benelux snacks business, previously reported as Other, have been reflected as discontinued operations as a consequence of the sale of that business on August 16, 2004.

The key performance measure used by senior management for the purpose of business decision-making and resource allocation is “business profit.” Business profit represents the trading profit from continuing operations and is stated before depreciation and amortization.

	16 weeks ended April 24, 2004	12 weeks ended July 17, 2004	12 weeks ended October 9, 2004	12 weeks ended January 1, 2005	52 weeks ended January 1, 2005
	(£ million)
Continuing Operations

Revenue by business segment
UK	211.6	162.4	163.4	238.1	775.5
Northern Europe	51.9	35.6	41.0	41.1	169.6
Southern Europe	45.2	48.1	53.5	53.2	200.0
International Sales	10.6	11.2	23.0	20.2	65.0
Central	—	—	—	—	—
	319.3	257.3	280.9	352.6	1,210.1

Business Profit by business segment
UK	23.1	20.7	19.0	37.2	100.0
Northern Europe	3.6	3.2	8.9	8.3	24.0
Southern Europe	7.0	9.0	10.1	10.5	36.6
International Sales	3.1	2.2	4.5	3.2	13.0
Central	(4.1)	(3.1)	(1.8)	(3.1)	(12.1)
	32.7	32.0	40.7	56.1	161.5

3            First Time Adoption of International Financial Reporting Standards

For 2005, the group has adopted IFRS for the first time. Previously the Group reported under United Kingdom generally accepted accounting principles (“U.K. GAAP”). The Group has applied IFRS 1 ‘First Time Adoption of International Financial Reporting Standards’ (“IFRS 1”) to establish a starting point for reporting under IFRS. The Group’s date of transition to IFRS is January 4, 2004 and all comparative information in the financial statements is restated to reflect the Group’s adoption of IFRS, except where otherwise required or permitted under IFRS 1.

Change in definition of revenue and presentation of depreciation and amortization expense

During 2004, the Group revised its definition of turnover to reflect emerging best practice in the United Kingdom provided by Application Note G to Financial Reporting Standard 5 “Reporting the Substance of Transactions” (“FRS 5”). As a result of this change, certain payments to customers previously reported within distribution, selling and marketing costs were instead reflected as a direct deduction from revenue. The effect of this change on the Group’s quarterly results in 2004 has not previously been presented.

To facilitate the presentation of Business Profit, the Group’s primary measure of business performance, on the face of the income statement, the amounts for cost of goods sold, distribution, selling and marketing expenses and general and administrative expenses included in the “As reported under U.K. GAAP” columns of the reconciliation of loss throughout this document have been restated to exclude depreciation and amortization. Depreciation and amortization is then presented in total as a separate line item below business profit.

Neither adjustment has any impact on reported net loss. The effect of these changes on the reported amounts in 2004, was as follows:

	As previously reported	Revenue adjustment	Depreciation adjustment	As restated
	(£ million)
Continuing operations
16 weeks ended April 24, 2004
Revenue	369.1	(42.9)	—	326.2
Cost of goods sold	(209.8)	—	12.4	(197.4)
Distribution, selling and marketing expenses	(117.6)	42.9	0.5	(74.2)
General and administrative expenses	(40.6)	—	15.6	(25.0)
Depreciation and amortization	—	—	(28.5)	(28.5)

12 weeks ended July 17, 2004
Revenue	296.2	(33.7)	—	262.5
Cost of goods sold	(168.0)	—	9.9	(158.1)
Distribution, selling and marketing expenses	(89.1)	33.7	0.3	(55.1)
General and administrative expenses	(31.6)	—	12.1	(19.5)
Depreciation and amortization	—	—	(22.3)	(22.3)

12 weeks ended October 9, 2004
Revenue	317.4	(35.1)	—	(282.3)
Cost of goods sold	(170.8)	—	9.9	(160.9)
Distribution, selling and marketing expenses	(96.3)	35.1	0.4	(60.8)
General and administrative expenses	(34.2)	—	12.3	(21.9)
Depreciation and amortization	—	—	(22.6)	(22.6)

	As previously reported	Revenue adjustment	Depreciation adjustment	As restated
	(£ million)
Continuing operations
28 weeks ended July 17, 2004
Revenue	665.3	(76.6)	—	588.7
Cost of goods sold	(377.8)	—	22.3	(355.5)
Distribution, selling and marketing expenses	(206.7)	76.6	0.8	(129.3)
General and administrative expenses	(72.2)	—	27.7	(44.5)
Depreciation and amortization	—	—	(50.8)	(50.8)

40 weeks ended October 9, 2004
Revenue	982.7	(111.7)	—	871.0
Cost of goods sold	(548.6)	—	32.2	(516.4)
Distribution, selling and marketing expenses	(303.0)	111.7	1.2	(190.1)
General and administrative expenses	(106.4)	—	40.0	(66.4)
Depreciation and amortization	—	—	(73.4)	(73.4)

IFRS transitional arrangements

IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for its first IFRS financial statements. As a general principle, IFRS 1 also requires the standards effective at the reporting date to be applied retrospectively. However, retrospective application is prohibited in some areas, particularly where retrospective application would require judgments by management about past conditions after the outcome of the particular transaction is already known. In addition, certain optional exemptions from full retrospective application of IFRS are permitted. The Group has elected to apply the following exemptions permitted under IFRS 1:

Business combinations

IFRS 1 allows a first-time adopter not to apply IFRS 3 ‘Business Combinations’ to acquisitions completed prior to the transition date and instead allows the closing net book value of goodwill under U.K. GAAP to be the deemed cost under IFRS at the transition date. IFRS 1 also provides that acquisitions occurring before the transition date do not need to be revisited in order to re-measure or assign values to certain intangible assets and contingent liabilities acquired as part of these transactions.

Cumulative translation differences

IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ requires companies to record and accumulate translation differences arising on the translation and consolidation of results of foreign operations and balance sheets denominated in foreign currencies. Cumulative translation differences are maintained as a separate component of equity. On disposal of a foreign operation, IAS 21 requires the transfer to the income statement of the cumulative translation differences relating to the business disposed as part of the gain or loss on disposal.

IFRS 1 allows that all cumulative translation differences are deemed to be zero at the transition date. Subsequent disposals will include only translation differences arising on the translation and consolidation of foreign operations after that date.

Derivative and other financial instruments

IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ introduce significant changes to accounting for derivative and other financial instruments. IFRS 1 allows U.K. GAAP to continue to apply to financial instruments for comparative information purposes. The Group is taking advantage of this exemption and therefore on January 2, 2005 there is an adjustment to the balance sheet to reflect the movement from U.K. GAAP to IFRS as a result of implementing IAS 32 and IAS 39 from that date.

Non-current assets held for sale and Discontinued Operations

IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ changes the basis of presenting and measuring assets and groups of assets held for sale. IFRS 1 allows this to be implemented from January 2, 2005 onwards. The Group has taken advantage of this exemption. No measurement differences arise on January 2, 2005 from this change in accounting policy.

Changes in accounting policies

The adoption of IFRS has resulted in the following key changes to the Group’s accounting policies. These changes will also affect the 2004 comparative information presented in the 2005 consolidated financial statements and, unless otherwise stated, have been applied retrospectively in arriving at the opening balance sheet under IFRS as at January 4, 2004.

Goodwill

Under U.K. GAAP, the Group capitalized and amortized goodwill over the period of its expected useful life, up to a maximum of 20 years.

Under IFRS, in accordance with IFRS 3 ‘Business Combinations’, the Group will no longer apply systematic amortization to goodwill, but will instead test for impairment on at least an annual basis. The goodwill amortization charge under U.K. GAAP for 2004 was £37.7 million. All goodwill was tested for impairment at January 4, 2004 and January 1, 2005 and no impairments were identified.

Discontinued Operations

Under U.K. GAAP the Group presented the operating results of discontinued operations disposed of during the year separately from the exceptional loss on disposal. Under IFRS, the Group’s interest in the Benelux snacks business, until its disposal in August 2004, is presented after continuing operations and represents the results of operations after interest and the loss on disposal, both net of tax.

Cumulative Translation Differences

Translation differences arise from the consolidation of the results of foreign operations at average rate and the balance sheet at year-end rate of exchange. U.K. GAAP does not require these translation differences to be separately identified and accounted for in subsequent disposals of foreign operations. Under IFRS, in accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’, cumulative translation differences arising on the translation and consolidation of foreign operations’ income statements and balance sheets are separately recorded in equity, net of any movements on related hedging instruments. On disposal of a foreign operation, the cumulative translation differences for that foreign operation are transferred to the income statement as part of the gain or loss on disposal.

Applying the exemption under IFRS 1, the Group is not required to record cumulative translation differences arising prior to the transition date. In utilizing this exemption, all cumulative translation differences are deemed to be zero as at January 4, 2004 and all subsequent disposals shall exclude any translation differences arising prior to the date of transition.

Business Combinations

The method of accounting for business combinations under IFRS is different in a number of areas from that previously applied under U.K. GAAP. The Group has elected to apply the exemption in IFRS 1 relating to business combinations and therefore the carrying amount of goodwill in the opening IFRS balance sheet is that recorded under U.K. GAAP at the date of transition of £598.6 million.

With respect to acquisitions subsequent to the date of transition, on which the Group recorded goodwill of £91.1 million under U.K. GAAP, the following differences apply to the Group:

•                      Under U.K. GAAP, the Group was required to value stock acquired through a business combination at the lower of replacement cost and net realizable value. Under IFRS, stock acquired through a business combination is valued at selling price less expected costs to complete, costs of disposal and a reasonable profit margin for the selling effort of the acquirer. In relation to the acquisitions of Jacob’s and Triunfo, the fair value of stock acquired under IFRS was in excess of that recorded under U.K. GAAP by £2.5 million, resulting in a corresponding adjustment to goodwill on acquisition.

•                      The pension liability on Jacob’s pension schemes in accordance with IFRS exceeded that under U.K. GAAP by £1.3 million, net of deferred tax of £0.6 million, resulting in a corresponding adjustment to goodwill on acquisition.

•                      Under U.K. GAAP where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair values is made and any adjustments required to those provisional fair values, and the corresponding adjustments to goodwill, are incorporated in the financial statements for the first full accounting period following the acquisition. Under IFRS, such adjustments are also permitted subsequent to consummation of the acquisition, but the “allocation period” should not usually exceed one year from the date of consummation of the business combination.

Derivative Financial Instruments

Under IFRS 1, the Group is not required to present comparative information compliant with IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement”. Instead, U.K. GAAP may be applied to financial instruments for comparative information purposes. Management has elected to use this exemption to retain the comparability of the information given for prior years.

The differences between the IFRS standards IAS 32, and IAS 39 and U.K. GAAP which are immediately relevant to the Group are the requirement to recognize all derivatives on the balance sheet and the detailed requirements that have to be met to qualify for hedge accounting.

The Group’s hedging strategy is unchanged in respect of both hedging the net investment position of foreign subsidiaries and covering the transactional risk of foreign currency purchases. However, the stricter designation, documentation requirements and effectiveness testing needed to qualify for hedge accounting under IFRS mean that transactions undertaken as hedges under U.K. GAAP may not qualify for the same treatment under IFRS. As far as possible, the Group has structured its ongoing hedging activities to comply with the requirements of IFRS. However, the timing of clarification on the IFRS rules has meant that it has not been possible to ensure that the hedges taken out in accordance with U.K. GAAP in 2003 and 2004 are compliant with the hedge accounting requirements of IFRS.

Had the Group reported the 2004 comparative information to comply with IAS 32 and IAS 39, the nature of the main adjustments required would be that derivatives contracted to hedge purchases which remain forecasted at the balance sheet date and derivatives contracted to fix future interest costs would be included as assets or liabilities at fair value with the valuation movements reflected in profit or loss to the extent that hedge accounting criteria are not met. Derivatives contracted to hedge transactions which have occurred, and for which a financial asset or liability has been recognized, would be treated similarly.

Deferred Tax

Under U.K. GAAP deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax.

Deferred tax adjustments required as a result of other accounting adjustments made on transition to IFRS, particularly in relation to pensions, are reflected with the associated accounting adjustment.

Pensions and similar obligations

For U.K. GAAP, with effect from December 29, 2002, the Group adopted FRS 17 ‘Retirement Benefits’. Under FRS 17, the assets and liabilities of defined benefit pension plans were recognized at fair value in the balance sheet and the operating and financing costs of defined benefit pension plans were recognized in the income statement as operating costs and interest costs, respectively. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions were recognized immediately in the Statement of Total Recognized Gains and Losses (“STRGL”). The costs of individual events such as past service benefit enhancements, settlements and curtailments were recognized immediately in the income statement.

Under IFRS, the Group’s accounting policy for pensions will be substantially the same, as it will early adopt and apply the option allowed under IAS 19 (amended) ‘Employee Benefits’ to take actuarial gains and losses directly to equity through the Statement of Recognized Income and Expense (“SORIE”). This treatment is similar to that prescribed by FRS 17 using the STRGL under U.K. GAAP. However, there are a number of technical differences under IAS 19 that give rise to variations in the amounts previously reported under FRS 17. The most significant of these changes to the Group are the use of bid value to measure plan assets rather than mid-market value and the differing methodologies applied to value death in service benefits.

In addition, deferred tax balances arising in respect of pension assets and liabilities are no longer netted off against those relating to pension balances, but under IFRS are classified together with other deferred tax balances. The deferred tax balance relating to pensions under U.K. GAAP amounted to assets of £100.8 million and liabilities of £0.6 million as at January 3, 2004 and assets of £98.5 million and liabilities of £0.2 million as at January 1, 2005.

The impact of changing the measurement of plan assets to a bid value basis and recalculating pension liabilities in accordance with IFRS, was to increase net liabilities by £32.0 million as at January 4, 2004 by £13.2 million as at January 1, 2005. The impact on the income statement for the 52 weeks ended January 1, 2005 was to increase business profit by £0.4 million and increase net financing costs by £2.9 million.

Development Costs

The IFRS standard, IAS 38 ‘Intangible Assets’ requires development costs to be capitalized where certain specific criteria are met. For the Group, costs which meet these criteria are currently insignificant as costs may only be capitalized once the flow of economic benefits is assured. For the Group this is evident only shortly before a product is launched into the market and the level of costs incurred after these criteria have been met is currently insignificant.

Reclassifications

Other presentational adjustments and reclassifications include:

•      Computer software: All computer software is included within tangible fixed assets on the UK GAAP balance sheet, but under IFRS only computer software which is integral to another fixed asset, such as an operating system for a complex piece of machinery, is included in tangible fixed assets. All other computer software is required to be recorded as an intangible asset.

•      Provisions reclassification: IFRS requires the elements of provisions which are expected to be paid within one year of the balance sheet date to be presented on the balance sheet within current liabilities as short term provisions.

•      Under IFRS, the change to a balance sheet liability method gives rise to the following GAAP differences: under UK GAAP a net deferred tax balance was recorded in the balance sheet, IFRS requires deferred tax assets and liabilities to be separately disclosed on the face of the balance sheet. On acquisition of a company, where there is a difference between the fair value of the brands and their tax cost in that company, a taxable temporary difference is created under IFRS; this has resulted in a reduction in deferred tax.

Reconciliation of Balance Sheet at the Transition Date of January 4, 2004

The effect of changes to the Group’s accounting polices on the equity of the Group at the date of transition, January 4, 2004, was as follows:

	As reported under UK GAAP (1)	Accounting policy changes under IFRS (2)	As reported under IFRS
		(£ million)

ASSETS
Non-current assets
Intangible assets	598.6	24.7	623.3
Property, plant and equipment	433.5	(24.7)	408.8
Investments in joint ventures	4.6	—	4.6
Deferred tax assets	3.7	134.3	138.0
Other non-current assets	1.7	0.6	2.3
	1,042.1	134.9	1,177.0
Current assets
Inventories	81.0	—	81.0
Trade and other receivables	249.1	—	249.1
Cash and bank	31.4	—	31.4
Total current assets	361.5	—	361.5
TOTAL ASSETS	1,403.6	134.9	1,538.5

EQUITY AND LIABILITIES
Called-up share capital	2.0	—	2.0
Other reserves	—	—	—
Retained earnings	(643.2)	(29.6)	(672.8)
Total equity	(641.2)	(29.6)	(670.8)

Non-current liabilities
Long-term borrowings	624.8	—	624.8
Amount due to parent company	824.4	—	824.4
Retirement benefit obligations	235.1	138.5	373.6
Provisions	45.0	(23.9)	21.1
Other non-current liabilities	1.9	—	1.9
Tax payable after one year	12.0	—	12.0
Deferred taxation	—	22.6	22.6
Total non-current liabilities	1,743.2	137.2	1,880.4

Current liabilities
Trade and other payables	260.2	—	260.2
Bank overdrafts and loans due within one year	40.3	—	40.3
Provisions	—	—	27.3
Current tax payable	1.1	27.3	1.1
Total current liabilities	301.6	27.3	328.9
Total liabilities	2,044.8	164.5	2,209.3
TOTAL EQUITY AND LIABILITIES	1,403.6	134.9	1,538.5

(1)           The order and description of items “reported under UK GAAP” has been adjusted to aid direct comparison with IFRS presentation.

(2)           For analysis see following page.

Reconciliation of Balance Sheet at the Transition Date of January 4, 2004 – Analysis of Accounting Policy Changes

	Pensions and similar obligations	Reclassifications	Accounting policy changes under IFRS
		(£ million)
ASSETS
Non-current assets
Intangible assets	—	24.7	24.7
Property, plant and equipment	—	(24.7)	(24.7)
Investments in joint ventures	—	—	—
Deferred tax assets	112.3	22.0	134.3
Other non-current assets	0.6	—	0.6
	112.9	22.0	134.9
Current assets
Inventories	—	—	—
Trade and other receivables	—	—	—
Cash and bank	—	—	—
Total current assets	—	—	—
TOTAL ASSETS	112.9	22.0	134.9

EQUITY AND LIABILITIES
Called-up share capital	—	—	—
Other reserves	—	—	—
Retained earnings	(29.6)	—	(29.6)
Total equity	(29.6)	—	(29.6)

Non-current liabilities
Long-term borrowings	—	—	—
Amount due to parent company	—	—	—
Retirement benefit obligations	138.5	—	138.5
Provisions	3.4	(27.3)	(23.9)
Other non-current liabilities	—	—	—
Tax payable after one year	—	—	—
Deferred taxation	0.6	22.0	22.6
Total non-current liabilities	142.5	(5.3)	137.2

Current liabilities
Trade and other payables	—	—	—
Bank overdrafts and loans due within one year	—	—	—
Provisions	—	27.3	27.3
Current tax payable	—	—	—
Total current liabilities	—	27.3	27.3
Total liabilities	142.5	22.0	164.5
TOTAL EQUITY AND LIABILITIES	112.9	22.0	134.9

Reconciliation of Loss for 12 weeks ended April 24, 2004

The changes in accounting policies and presentation had the following effect on the loss reported for the 12 weeks ended April 24, 2004:

	As reported under UK GAAP(1) (2)	Discontinued operations presentation change	Accounting policy changes under IFRS(3)	As restated under IFRS
	(£ million)
Revenue	326.2	(6.9)	—	319.3

Cost of goods sold	(197.4)	5.3	—	(192.1)
Gross profit	128.8	(1.6)	—	127.2

Distribution, selling and marketing expenses	(74.2)	2.0	—	(72.2)
General and administrative expenses	(25.0)	0.6	0.1	(24.3)
Other income/(expense)	2.2	(0.1)	—	2.1

Business profit	31.8	0.9	0.1	32.8
Depreciation and amortization expense	(28.5)	0.4	11.2	(16.9)
Restructuring and acquisition related expenses	(3.0)	0.1	0.8	(2.1)
Loss on disposal or termination of businesses	—	—	—	—
Profit on disposal of fixed assets	0.8	—	—	0.8
Profit before financing	1.1	1.4	12.1	14.6
Interest receivable	0.8	—	—	0.8
Interest payable	(45.9)	0.2	—	(45.7)
Other finance costs	(1.9)	—	(0.9)	(2.8)
Loss before tax and share of results of joint venture	(45.9)	1.6	11.2	(33.1)
Taxes	(1.6)	(0.5)	0.3	(1.8)
Loss before share of results of joint venture	(47.5)	1.1	11.5	(34.9)
Share of results of joint ventures	0.1	—	—	0.1
Loss for the period from continuing operations	(47.4)	1.1	11.5	(34.8)

Discontinued operations
Loss for the period from discontinued operations	—	(1.1)	—	(1.1)

Loss attributable to shareholder	(47.4)	—	11.5	(35.9)

(1)           The order and description of items “reported under UK GAAP” has been adjusted to aid direct comparison with IFRS presentation.

(2)           Revenue, gross margin and distribution, selling and marketing expenses as reported under U.K. GAAP have been restated to reflect the revised definition of revenue applied under U.K. GAAP during Quarter 4 of 2004. See. Section 3 – First Time Adoption of International Financial Reporting Standards – Change in definition of revenue. Cost of goods sold, selling, distribution and marketing expenses and general and administrative expenses have been restated to exclude depreciation and software amortization expense, which has been presented as a separate line item. See Section 3 – First Time Adoption of International Financial Reporting Standards – Presentation of depreciation and amortization expense.

(3)           For analysis see following page.

Reconciliation of Loss for the 12 weeks ended April 24, 2004 – Analysis of Accounting Policy Changes

	Goodwill	Pensions and similar obligations	Deferred tax	Accounting policy changes under IFRS
	(£ million)
Revenue	—	—	—	—

Cost of goods sold	—	—	—	—
Gross profit	—	—	—	—

Distribution, selling and marketing expenses	—	—	—	—
General and administrative expenses	—	0.1	—	0.1
Other income/(expense)	—	—	—	—

Business profit	—	0.1	—	0.1
Depreciation and amortization expense	11.2	—	—	11.2
Restructuring and acquisition related expenses	—	0.8	—	0.8
Loss on disposal or termination of businesses	—	—	—	—
Profit on disposal of fixed assets	—	—	—	—
Profit before financing	11.2	0.9	—	12.1
Interest receivable	—	—	—	—
Interest payable	—	—	—	—
Other finance costs	—	(0.9)	—	(0.9)
Loss before tax and share of results from joint venture	11.2	—	—	11.2
Taxes	—	0.3	—	0.3
Loss before share of results from joint venture	11.2	0.3	—	11.5
Share of results of joint ventures	—	—	—	—
Loss before share of results from joint venture	11.2	0.3	—	11.5

Discontinued operations
Loss for the period from discontinued operations	—	—	—	—

Loss attributable to shareholder	11.2	0.3	—	11.5

Reconciliation of Balance Sheet at April 24, 2004

The effect of changes to the Group’s accounting policies on the equity of the Group at April 24, 2004, was as follows:

	As reported under UK GAAP(1)	Accounting policy changes under IFRS(2)	As reported under IFRS
		(£ million)

ASSETS
Non-current assets
Intangible assets	587.4	35.3	622.7
Property, plant and equipment	419.4	(24.1)	395.3
Investments in joint ventures	4.5	—	4.5
Deferred tax assets	2.4	136.0	138.4
Other non-current assets	—	2.3	2.3
	1,013.7	149.5	1,163.2
Current assets
Inventories	81.2	—	81.2
Trade and other receivables	257.8	(1.6)	256.2
Cash and bank	55.9	—	55.9
Total current assets	394.9	(1.6)	393.3
TOTAL ASSETS	1,408.6	147.9	1,556.5

EQUITY AND LIABILITIES
Called-up share capital	2.0	—	2.0
Other reserves	—	(1.0)	(1.0)
Retained earnings	(692.0)	(20.3)	(712.3)
Total equity	(690.0)	(21.3)	(711.3)

Non-current liabilities
Long-term borrowings	680.1	—	680.1
Amount due to parent company	852.6	—	852.6
Retirement benefit obligations	235.6	144.7	380.3
Provisions	40.1	(18.8)	21.3
Other non-current liabilities	1.4	—	1.4
Tax payable after one year	11.9	—	11.9
Deferred taxation	—	21.9	21.9
Total non-current liabilities	1,821.7	147.8	1,969.5

Current liabilities
Trade and other payables	274.6	—	274.6
Bank overdrafts and loans due within one year	0.9	—	0.9
Provisions	—	21.4	21.4
Current tax payable	1.4	—	1.4
Total current liabilities	276.9	21.4	298.3
Total liabilities	2,098.6	169.2	2,267.8
TOTAL EQUITY AND LIABILITIES	1,408.6	147.9	1,556.5

(1)           The order and description of items “reported under UK GAAP” has been adjusted to aid direct comparison with IFRS presentation.

(2)           For analysis see following page.

Reconciliation of Balance Sheet at April 24, 2004 – Analysis of Accounting Policy Changes

	Goodwill	Pensions and similar obligations	Cumulative translation differences	Reclassifications	Accounting policy changes under IFRS
	(£ million)
ASSETS
Non-current assets
Intangible assets	11.2	—	—	24.1	35.3
Property, plant and equipment	—	—	—	(24.1)	(24.1)
Investments in joint ventures	—	—	—	—	—
Deferred tax assets	—	114.4	0.4	21.2	136.0
Other non-current assets	—	2.3	—	—	2.3
	11.2	116.7	0.4	21.2	149.5
Current assets
Inventories	—	—	—	—	—
Trade and other receivables	—	(1.6)	—	—	(1.6)
Cash and bank	—	—	—	—	—
Total current assets	—	(1.6)	—	—	(1.6)
TOTAL ASSETS	11.2	115.1	0.4	21.2	147.9

EQUITY AND LIABILITIES
Called-up share capital	—	—	—	—	—
Other reserves	—	—	(1.0)	—	(1.0)
Retained earnings	11.2	(32.9)	1.4	—	(20.3)
Total equity	11.2	(32.9)	0.4	—	(21.3)

Non-current liabilities
Long-term borrowings	—	—	—	—	—
Amount due to parent company	—	—	—	—	—
Retirement benefit obligations	—	144.7	—	—	144.7
Provisions	—	2.6	—	(21.4)	(18.8)
Tax payable after one year	—	—	—	—	—
Deferred taxation	—	0.7	—	21.2	21.9
Total non-current liabilities	—	148.0	—	(0.2)	147.8

Current liabilities
Trade and other payables	—	—	—	—	—
Bank overdrafts and loans due within one year	—	—	—	—	—
Provisions	—	—	—	21.4	21.4
Current tax payable	—	—	—	—	—
Total current liabilities	—	—	—	21.4	21.4
Total liabilities	—	148.0	—	21.2	169.2
TOTAL EQUITY AND LIABILITIES	11.2	115.1	0.4	21.2	147.9

Reconciliation of Loss for 28 weeks ended July 17, 2004

The changes in accounting policies and presentation had the following effect on the loss reported for the 28 weeks ended July 17, 2004:

	As reported under UK GAAP(1) (2)	Discontinued operations presentation change	Accounting policy changes under IFRS(3)	As restated under IFRS
	(£ million)

Revenue	588.7	(12.1)	—	576.6

Cost of goods sold	(355.5)	8.9	—	(346.6)
Gross profit	233.2	(3.2)	—	230.0

Distribution, selling and marketing expenses	(129.3)	3.2	—	(126.1)
General and administrative expenses	(44.5)	0.9	0.2	(43.4)
Other income/(expense)	4.5	(0.1)	—	4.4

Business profit	63.9	0.8	0.2	64.9
Depreciation and amortization expense	(50.8)	0.6	19.6	(30.6)
Restructuring and acquisition related expenses	(8.7)	0.5	1.3	(6.9)
Loss on disposal or termination of businesses	(5.7)	5.7	—	—
Profit on disposal of fixed assets	0.8	—	—	0.8
(Loss)/profit before financing	(0.5)	7.6	21.1	28.2
Interest receivable	2.1	—	—	2.1
Interest payable	(82.5)	0.3	—	(82.2)
Other finance costs	(3.2)	—	(1.6)	(4.8)
Loss before tax and share of results of joint venture	(84.1)	7.9	19.5	(56.7)
Taxes	(2.0)	(2.3)	0.4	(3.9)
Loss before share of results of joint venture	(86.1)	5.6	19.9	(60.6)
Share of results of joint ventures	0.3	—	—	0.3
Loss for the period from continuing operations	(85.8)	5.6	19.9	(60.3)

Discontinued operations
Loss for the period from discontinued operations	—	(5.6)	—	(5.6)

Loss attributable to shareholder	(85.8)	—	19.9	(65.9)

(1)           The order and description of items “reported under UK GAAP” has been adjusted to aid direct comparison with IFRS presentation.

(2)           Revenue, gross margin and distribution, selling and marketing expenses as reported under U.K. GAAP have been restated to reflect the revised definition of revenue applied under U.K. GAAP during Quarter 4 of 2004. See Section 3 - First Time Adoption of International Financial Reporting Standards - Change in definition of revenue. Cost of goods sold, selling, distribution and marketing expenses and general and administrative expenses have been restated to exclude depreciation and software amortization expense, which has been presented as a separate line item. See Section 3 – First Time Adoption of International Financial Reporting Standards – Presentation of depreciation and amortization expense.

(3)           For analysis see following page.

Reconciliation of Loss for the 28 weeks ended July 17, 2004 – Analysis of Accounting Policy Changes

	Goodwill	Pensions and similar obligations	Deferred tax	Accounting policy changes under IFRS
	(£ million)

Revenue	—	—	—	—

Cost of goods sold	—	—	—	—
Gross profit	—	—	—	—

Distribution, selling and marketing expenses	—	—	—	—
General and administrative expenses	—	0.2	—	0.2
Other income/(expense)	—	—	—	—

Business profit	—	0.2	—	0.2
Depreciation and amortization expense	19.6	—	—	19.6
Restructuring and acquisition related expenses	—	1.3	—	1.3
Loss on disposal or termination of businesses	—	—	—	—
Profit on disposal of fixed assets	—	—	—	—
Profit before financing	19.6	1.5	—	21.1
Interest receivable	—	—	—	—
Interest payable	—	—	—	—
Other finance costs	—	(1.6)	—	(1.6)
Loss before tax and share of results of joint venture	19.6	(0.1)	—	19.5
Taxes	—	0.4	—	0.4
Loss before share of results of joint venture	19.6	0.3	—	19.9
Share of results of joint ventures	—	—	—	—
Loss for the period from continuing operations	19.6	0.3	—	19.9

Discontinued operations
Loss for the period from discontinued operations	—	—	—	—

Loss attributable to shareholder	19.6	0.3	—	19.9

Reconciliation of Loss for 12 weeks ended July 17, 2004

The changes in accounting policies and presentation had the following effect on the loss reported for the 12 weeks ended July 17, 2004:

	As reported under UK GAAP(1) (2)	Discontinued operations presentation change	Accounting policy changes under IFRS(3)	As restated under IFRS
	(£ million)

Revenue	262.5	(5.2)	—	257.3

Cost of goods sold	(158.1)	3.6	—	(154.5)
Gross profit	104.4	(1.6)	—	102.8

Distribution, selling and marketing expenses	(55.1)	1.2	—	(53.9)
General and administrative expenses	(19.5)	0.3	0.1	(19.1)
Other income/(expense)	2.3	—	—	2.3

Business profit	32.1	(0.1)	0.1	32.1
Depreciation and amortization expense	(22.3)	0.2	8.4	(13.7)
Restructuring and acquisition related expenses	(5.7)	0.4	0.5	(4.8)
Loss on disposal or termination of businesses	(5.7)	5.7	—	—
Profit on disposal of fixed assets	—	—	—	—
(Loss)/profit before financing	(1.6)	6.2	9.0	13.6
Interest receivable	1.3	—	—	1.3
Interest payable	(36.6)	0.1	—	(36.5)
Other finance costs	(1.3)	—	(0.7)	(2.0)
Loss before tax and share of results of joint venture	(38.2)	6.3	8.3	(23.6)
Taxes	(0.4)	(1.8)	0.1	(2.1)
Loss before share of results of joint venture	(38.6)	4.5	8.4	(25.7)
Share of results of joint ventures	0.2	—	—	0.2
Loss for the period from continuing operations	(38.4)	4.5	8.4	(25.5)

Discontinued operations
Loss for the period from discontinued operations	—	(4.5)	—	(4.5)

Loss attributable to shareholder	(38.4)	—	8.4	(30.0)

(1)           The order and description of items “reported under UK GAAP” has been adjusted to aid direct comparison with IFRS presentation.

(2)           Revenue, gross margin and distribution, selling and marketing expenses as reported under U.K. GAAP have been restated to reflect the revised definition of revenue applied under U.K. GAAP during Quarter 4 of 2004. See Section 3 - First Time Adoption of International Financial Reporting Standards - Change in definition of revenue. Cost of goods sold, selling, distribution and marketing expenses and general and administrative expenses have been restated to exclude depreciation and software amortization expense, which has been presented as a separate line item. See Section 3 – First Time Adoption of International Financial Reporting Standards – Presentation of depreciation and amortization expense.

(3)           For analysis see following page.

Reconciliation of Loss for the 12 weeks ended July 17, 2004 – Analysis of Accounting Policy Changes

	Goodwill	Pensions and similar obligations	Deferred tax	Accounting policy changes under IFRS
	(£ million)

Revenue	—	—	—	—

Cost of goods sold	—	—	—	—
Gross profit	—	—	—	—

Distribution, selling and marketing expenses	—	—	—	—
General and administrative expenses	—	0.1	—	0.1
Other income/(expense)	—	—	—	—

Business profit	—	0.1	—	0.1
Depreciation and amortization expense	8.4	—	—	8.4
Restructuring and acquisition related expenses	—	0.5	—	0.5
Loss on disposal or termination of businesses	—	—	—	—
Profit on disposal of fixed assets	—	—	—	—
Profit before financing	8.4	0.6	—	9.0
Interest receivable	—	—	—	—
Interest payable	—	—	—	—
Other finance costs	—	(0.7)	—	(0.7)
Loss before tax and share of results of joint venture	8.4	(0.1)	—	8.3
Taxes	—	0.1	—	0.1
Loss before share of results of joint venture	8.4	—	—	8.4
Share of results of joint ventures	—	—	—	—
Loss for the period from continuing operations	8.4	—	—	8.4

Discontinued operations
Loss for the period from discontinued operations	—	—	—	—

Loss attributable to shareholder	8.4	—	—	8.4

Reconciliation of Balance Sheet at July 17, 2004

The effect of changes to the Group’s accounting polices on the equity of the Group at July 17, 2004, was as follows:

	As reported under UK GAAP(1)	Accounting policy changes under IFRS(2)	As reported under IFRS
		(£ million)

ASSETS
Non-current assets
Intangible assets	579.0	43.7	622.7
Property, plant and equipment	415.6	(24.1)	391.5
Investments in joint ventures	4.6	—	4.6
Deferred tax assets	2.6	141.9	144.5
Other non-current assets	—	2.4	2.4
	1,001.8	163.9	1,165.7
Current assets
Inventories	88.6	—	88.6
Trade and other receivables	249.3	(1.7)	247.6
Cash and bank	66.2	—	66.2
Total current assets	404.1	(1.7)	402.4
TOTAL ASSETS	1,405.9	162.2	1,568.1

EQUITY AND LIABILITIES
Called-up share capital	2.0	—	2.0
Other reserves	—	(1.4)	(1.4)
Retained earnings	(730.9)	(29.9)	(760.8)
Total equity	(728.9)	(31.3)	(760.2)

Non-current liabilities
Long-term borrowings	669.8	—	669.8
Amount due to parent company	875.5	—	875.5
Retirement benefit obligations	235.7	171.7	407.4
Provisions	45.3	(24.5)	20.8
Other non-current liabilities	1.4	—	1.4
Tax payable after one year	11.9	—	11.9
Deferred taxation	—	19.7	19.7
Total non-current liabilities	1,839.6	166.9	2,006.5

Current liabilities
Trade and other payables	282.6	—	282.6
Bank overdrafts and loans due within one year	9.9	—	9.9
Provisions	—	26.6	26.6
Current tax payable	2.7	—	2.7
Total current liabilities	295.2	26.6	321.8
Total liabilities	2,134.8	193.5	2,328.3
TOTAL EQUITY AND LIABILITIES	1,405.9	162.2	1,568.1

(1)           The order and description of items “reported under UK GAAP” has been adjusted to aid direct comparison with IFRS presentation.

(2)           For analysis see following page

Reconciliation of Balance Sheet at July 17, 2004 – Analysis of Accounting Policy Changes

	Goodwill	Pensions and similar obligations	Cumulative translation differences	Reclassifications	Accounting policy changes under IFRS
	(£ million)
ASSETS
Non-current assets
Intangible assets	19.6	—	—	24.1	43.7
Property, plant and equipment	—	—	—	(24.1)	(24.1)
Investments in joint ventures	—	—	—	—	—
Deferred tax assets	—	122.4	0.5	19.0	141.9
Other non-current assets	—	2.4	—	—	2.4
	19.6	124.8	0.5	19.0	163.9
Current assets
Inventories	—	—	—	—	—
Trade and other receivables	—	(1.7)	—	—	(1.7)
Cash and bank	—	—	—	—	—
Total current assets	—	(1.7)	—	—	(1.7)
TOTAL ASSETS	19.6	123.1	0.5	19.0	162.2

EQUITY AND LIABILITIES
Called-up share capital	—	—	—	—	—
Other reserves	—	—	(1.4)	—	(1.4)
Retained earnings	19.6	(51.4)	1.9	—	(29.9)
Total equity	19.6	(51.4)	0.5	—	(31.3)

Non-current liabilities
Long-term borrowings	—	—	—	—	—
Amount due to parent company	—	—	—	—	—
Retirement benefit obligations	—	171.7	—	—	171.7
Provisions	—	2.1	—	(26.6)	(24.5)
Tax payable after one year	—	—	—	—	—
Deferred taxation	—	0.7	—	19.0	19.7
Total non-current liabilities	—	174.5	—	(7.6)	166.9

Current liabilities
Trade and other payables	—	—	—	—	—
Bank overdrafts and loans due within one year	—	—	—	—	—
Provisions	—	—	—	26.6	26.6
Current tax payable	—	—	—	—	—
Total current liabilities	—	—	—	26.6	26.6
Total liabilities	—	174.5	—	19.0	193.5
TOTAL EQUITY AND LIABILITIES	19.6	123.1	0.5	19.0	162.2

Reconciliation of Loss for 40 weeks ended October 9, 2004

The changes in accounting policies and presentation had the following effect on the loss reported for the 40 weeks ended October 9, 2004:

	As reported under UK GAAP(1) (2)	Discontinued operations presentation change	Accounting policy changes under IFRS(3)	As restated under IFRS
	(£ million)

Revenue	871.0	(13.5)	—	857.5

Cost of goods sold	(516.4)	9.9	—	(506.5)
Gross profit	354.6	(3.6)	—	351.0

Distribution, selling and marketing expenses	(190.1)	3.6	—	(186.5)
General and administrative expenses	(66.4)	1.0	0.3	(65.1)
Other income/(expenses)	6.4	(0.1)	—	6.3

Business profit	104.5	0.9	0.3	105.7
Depreciation and amortization expense	(73.4)	0.7	28.1	(44.6)
Restructuring and acquisition related expenses	(12.3)	0.5	1.9	(9.9)
Loss on disposal or termination of businesses	(4.9)	4.6	—	(0.3)
Profit on disposal of fixed assets	2.7	—	—	2.7
Profit before financing	16.6	6.7	30.3	53.6
Interest receivable	3.0	—	—	3.0
Interest payable	(123.6)	0.4	—	(123.2)
Other finance costs	(4.2)	—	(2.2)	(6.4)
Loss before tax and share of results of joint venture	(108.2)	7.1	28.1	(73.0)
Taxes	(2.3)	(2.1)	0.6	(3.8)
Loss before share of results of joint venture	(110.5)	5.0	28.7	(76.8)
Share of results of joint ventures	0.4	—	—	0.4
Loss for the period from continuing operations	(110.1)	5.0	28.7	(76.4)

Discontinued operations
Loss for the period from discontinued operations	—	(5.0)	—	(5.0)

Loss attributable to shareholder	(110.1)	—	28.7	(81.4)

(1)           The order and description of items “reported under UK GAAP” has been adjusted to aid direct comparison with IFRS presentation.

(2)           Revenue, gross margin and distribution, selling and marketing expenses as reported under U.K. GAAP have been restated to reflect the revised definition of revenue applied under U.K. GAAP during Quarter 4 of 2004. See Section 3 - First Time Adoption of International Financial Reporting Standards - Change in definition of revenue. Cost of goods sold, selling, distribution and marketing expenses and general and administrative expenses have been restated to exclude depreciation and software amortization expense, which has been presented as a separate line item. See Section 3 – First Time Adoption of International Financial Reporting Standards – Presentation of depreciation and amortization expense.

(3)           For analysis see following page.

Reconciliation of Loss for the 40 weeks ended October 9, 2004 – Analysis of Accounting Policy Changes

	Goodwill	Pensions and similar obligations	Deferred tax	Accounting policy changes under IFRS
	(£ million)

Revenue	—	—	—	—

Cost of goods sold	—	—	—	—
Gross profit	—	—	—	—

Distribution, selling and marketing expenses	—	—	—	—
General and administrative expenses	—	0.3	—	0.3
Other income/(expenses)	—	—	—	—

Business profit	—	0.3	—	0.3
Depreciation and amortization expense	28.1	—	—	28.1
Restructuring and acquisition related expenses	—	1.9	—	1.9
Loss on disposal or termination of businesses	—	—	—	—
Profit on disposal of fixed assets	—	—	—	—
Profit before financing	28.1	2.2	—	30.3
Interest receivable	—	—	—	—
Interest payable	—	—	—	—
Other finance costs	—	(2.2)	—	(2.2)
Loss before tax and share of results of joint venture	28.1	—	—	28.1
Taxes	—	0.6	—	0.6
Loss before share of results of joint venture	28.1	0.6	—	28.7
Share of results of joint ventures	—	—	—	—
Loss for the period from continuing operations	28.1	0.6	—	28.7

Discontinued operations
Loss for the period from discontinued operations	—	—	—	—

Loss attributable to shareholder	28.1	0.6	—	28.7

Reconciliation of Loss for 12 weeks ended October 9, 2004

The changes in accounting policies and presentation had the following effect on the loss reported for the 12 weeks ended October 9, 2004:

	As reported under UK GAAP(1) (2)	Discontinued operations presentation change	Accounting policy changes under IFRS(3)	As restated under IFRS
	(£ million)

Revenue	282.3	(1.4)	—	280.9

Cost of goods sold	(160.9)	1.0	—	(159.9)
Gross profit	121.4	(0.4)	—	121.0

Distribution, selling and marketing expenses	(60.8)	0.4	—	(60.4)
General and administrative expenses	(21.9)	0.1	0.1	(21.7)
Other income/(expense)	1.9	—	—	1.9

Business profit	40.6	0.1	0.1	40.8
Depreciation and amortization expense	(22.6)	0.1	8.5	(14.0)
Restructuring and acquisition related expenses	(3.6)	—	0.6	(3.0)
Profit/(loss) on disposal or termination of businesses	0.8	(1.1)	—	(0.3)
Profit on disposal of fixed assets	1.9	—	—	1.9
Profit/(loss) before financing	17.1	(0.9)	9.2	25.4
Interest receivable	0.9	—	—	0.9
Interest payable	(41.1)	0.1	—	(41.0)
Other finance costs	(1.0)	—	(0.6)	(1.6)
Loss before tax and share of results of joint venture	(24.1)	(0.8)	8.6	(16.3)
Taxes	(0.3)	0.2	0.2	0.1
Loss before share of results of joint venture	(24.4)	(0.6)	8.8	(16.2)
Share of results of joint ventures	0.1	—	—	0.1
Loss for the period from continuing operations	(24.3)	(0.6)	8.8	(16.1)

Discontinued operations
Loss for the period from discontinued operations	—	0.6	—	0.6

Loss attributable to shareholder	(24.3)	—	8.8	(15.5)

(1)           The order and description of items “reported under UK GAAP” has been adjusted to aid direct comparison with IFRS presentation.

(2)           Revenue, gross margin and distribution, selling and marketing expenses as reported under U.K. GAAP have been restated to reflect the revised definition of revenue applied under U.K. GAAP during Quarter 4 of 2004. See Section 3 - First Time Adoption of International Financial Reporting Standards - Change in definition of revenue. Cost of goods sold, selling, distribution and marketing expenses and general and administrative expenses have been restated to exclude depreciation and software amortization expense, which has been presented as a separate line item. See Section 3 – First Time Adoption of International Financial Reporting Standards – Presentation of depreciation and amortization expense.

(3)           For analysis see following page.

Reconciliation of Loss for the 12 weeks ended October 9, 2004 – Analysis of Accounting Policy Changes

	Goodwill	Pensions and similar obligations	Deferred tax	Accounting policy changes under IFRS
	(£ million)

Revenue	—	—	—	—

Cost of goods sold	—	—	—	—
Gross profit	—	—	—	—

Distribution, selling and marketing expenses	—	—	—	—
General and administrative expenses	—	0.1	—	0.1
Other income/(expense)	—	—	—	—

Business profit	—	0.1	—	0.1
Depreciation and amortization expense	8.5	—	—	8.5
Restructuring and acquisition related expenses	—	0.6	—	0.6
Loss on disposal or termination of businesses	—	—	—	—
Profit on disposal of fixed assets	—	—	—	—
Profit before financing	8.5	0.7	—	9.2
Interest receivable	—	—	—	—
Interest payable	—	—	—	—
Other finance costs	—	(0.6)	—	(0.6)
Loss before tax and share of results from joint ventures	8.5	0.1	—	8.6
Taxes	—	0.2	—	0.2
Loss for the period from continuing operations	8.5	0.3	—	8.8
Share of results of joint ventures	—	—	—	—
Loss for the period from continuing operations	8.5	0.3	—	8.8

Discontinued operations
Loss for the period from discontinued operations	—	—	—	—

Loss attributable to shareholder	8.5	0.3	—	8.8

Reconciliation of Balance Sheet at October 9, 2004

The effect of changes to the Group’s accounting polices on the equity of the Group at October 9 2004, was as follows:

	As reported under UK GAAP(1)	Accounting policy changes under IFRS(2)	As reported under IFRS
		(£ million)
ASSETS
Non-current assets
Intangible assets	584.0	51.7	635.7
Property, plant and equipment	422.8	(23.6)	399.2
Investment in Jacob’s(3)	221.4	—	221.4
Investments in joint ventures	4.9	—	4.9
Deferred tax assets	2.1	140.8	142.9
Other non-current assets	—	2.6	2.6
	1,235.2	171.5	1,406.7
Current assets
Inventories	101.1	—	101.1
Trade and other receivables	285.3	(1.8)	283.5
Cash and bank	48.6	—	48.6
Total current assets	435.0	(1.8)	433.2
TOTAL ASSETS	1,670.2	169.7	1,839.9

EQUITY AND LIABILITIES
Called-up share capital	2.0	—	2.0
Other reserves	—	(1.6)	(1.6)
Retained earnings	(755.5)	(15.4)	(770.9)
Total equity	(753.5)	(17.0)	(770.5)

Non-current liabilities
Long-term borrowings	923.6	—	923.6
Amount due to parent company	899.0	—	899.0
Retirement benefit obligations	236.9	164.9	401.8
Provisions	39.6	(18.9)	20.7
Other non-current liabilities	1.4	—	1.4
Tax payable after one year	12.0	—	12.0
Deferred taxation	—	20.3	20.3
Total non-current liabilities	2,112.5	166.3	2,278.8

Current liabilities
Trade and other payables	307.5	—	307.5
Bank overdrafts and loans due within one year	—	—	—
Provisions	—	20.4	20.4
Current tax payable	3.7	—	3.7
Total current liabilities	311.2	20.4	331.6
Total liabilities	2,423.7	186.7	2,610.4
TOTAL EQUITY AND LIABILITIES	1,670.2	169.7	1,839.9

(1)           The order and description of items “reported under UK GAAP” has been adjusted to aid direct comparison with IFRS presentation.

(2)           For analysis see following page

(3)           Jacob’s was acquired close to the end of Quarter 3, 2004. At that date its opening balance sheet position had not been finalized, and therefore the purchase price was not allocated to the fair value of the assets acquired. For consistence, hindsight has not been applied in preparing the preliminary IFRS balance sheet above.

Reconciliation of Balance Sheet at October 9, 2004 – Analysis of Accounting Policy Changes

	Goodwill	Pensions and similar obligations	Cumulative translation differences	Reclassifications	Accounting policy changes under IFRS
	(£ million)
ASSETS
Non-current assets
Intangible assets	28.1	—	—	23.6	51.7
Property, plant and equipment	—	—	—	(23.6)	(23.6)
Investment in Jacob’s	—	—	—	—	—
Investments in joint ventures	—	—	—	—	—
Deferred tax assets	—	120.7	0.6	19.5	140.8
Other non-current assets	—	2.6	—	—	2.6
	28.1	123.3	0.6	19.5	171.5
Current assets
Inventories	—	—	—	—	—
Trade and other receivables	—	(1.8)	—	—	(1.8)
Cash and bank	—	—	—	—	—
Total current assets	—	(1.8)	—	—	(1.8)
TOTAL ASSETS	28.1	121.5	0.6	19.5	169.7

EQUITY AND LIABILITIES
Called-up share capital	—	—	—	—	—
Other reserves	—	—	(1.6)	—	(1.6)
Retained earnings	28.1	(45.7)	2.2	—	(15.4)
Total equity	28.1	(45.7)	0.6	—	(17.0)

Non-current liabilities
Long-term borrowings	—	—	—	—	—
Amount due to parent company	—	—	—	—	—
Retirement benefit obligations	—	164.9	—	—	164.9
Provisions	—	1.5	—	(20.4)	(18.9)
Tax payable after one year	—	—	—	—	—
Deferred taxation	—	0.8	—	19.5	20.3
Total non-current liabilities	—	167.2	—	(0.9)	166.3

Current liabilities
Trade and other payables	—	—	—	—	—
Bank overdrafts and loans due within one year	—	—	—	—	—
Provisions	—	—	—	20.4	20.4
Current tax payable	—	—	—	—	—
Total current liabilities	—	—	—	20.4	20.4
Total liabilities	—	167.2	—	19.5	186.7
TOTAL EQUITY AND LIABILITIES	28.1	121.5	0.6	19.5	169.7

Reconciliation of Loss for 52 weeks ended January 1, 2005

The changes in accounting policies and presentation had the following effect on the loss reported for the 52 weeks ended January 1, 2005:

	As reported under UK GAAP(1) (2)	Discontinued operations presentation change	Accounting policy changes under IFRS (3)	As restated under IFRS
	(£ million)

Revenue	1,223.6	(13.5)	—	1,210.1

Cost of goods sold	(726.2)	9.7	(2.5)	(719.0)
Gross profit	497.4	(3.4)	(2.5)	491.1

Distribution, selling and marketing expenses	(255.0)	3.5	—	(251.5)
General and administrative expenses	(87.4)	1.1	0.4	(85.9)
Other income/(expenses)	8.2	—	—	8.2

Business profit	163.2	0.8	(2.1)	161.9
Depreciation and amortization expense	(98.2)	0.2	37.7	(60.3)
Restructuring and acquisition related expenses	(19.8)	0.6	2.4	(16.8)
Loss on disposal or termination of businesses	(3.8)	3.5	—	(0.3)
Profit on disposal of fixed assets	4.1	—	—	4.1
Profit before financing	45.5	5.1	38.0	88.6
Interest receivable	3.6	—	—	3.6
Interest payable	(166.8)	0.5	—	(166.3)
Other finance costs	(5.7)	—	(2.9)	(8.6)
Loss before tax and share of results of joint venture	(123.4)	5.6	35.1	(82.7)
Taxes	(3.6)	(1.9)	0.8	(4.7)
Loss before share of results of joint venture	(127.0)	3.7	35.9	(87.4)
Share of results of joint ventures	0.5	—	—	0.5
Loss for the period from continuing operations	(126.5)	3.7	35.9	(86.9)

Discontinued operations
Loss for the period from discontinued operations	—	(3.7)	—	(3.7)

Loss attributable to shareholder	(126.5)	—	35.9	(90.6)

(1)           The order and description of items “reported under UK GAAP” has been adjusted to aid direct comparison with IFRS presentation.

(2)           Cost of goods sold, selling, distribution and marketing expenses and general and administrative expenses have been restated to exclude depreciation and software amortization expense, which has been presented as a separate line item. See Section 3 – First Time Adoption of International Financial Reporting Standards – Presentation of depreciation and amortization expense.

(3)           For analysis see following page.

Reconciliation of Loss for the 52 weeks ended January 1, 2005 – Analysis of Accounting Policy Changes

	Goodwill	Pensions and similar obligations	Deferred tax	Business combinations	Accounting policy changes under IFRS
	(£ million)

Revenue	—	—	—	—	—

Cost of goods sold	—	—	—	(2.5)	(2.5)
Gross profit	—	—	—	(2.5)	—

Distribution, selling and marketing expenses	—	—	—	—	—
General and administrative expenses	—	0.4	—	—	0.4
Other income/(expenses)	—	—	—	—	—

Business profit	—	0.4	—	(2.5)	(2.1)
Depreciation and amortization expense	37.7	—	—	—	37.7
Restructuring and acquisition related expenses	—	2.4	—	—	2.4
Loss on disposal or termination of businesses	—	—	—	—	—
Profit on disposal of fixed assets	—	—	—	—	—
Profit before financing	37.7	2.8	—	(2.5)	38.0
Interest receivable	—	—	—	—	—
Interest payable	—	—	—	—	—
Other finance costs	—	(2.9)	—	—	(2.9)
Loss before tax and share of results of joint venture	37.7	(0.1)	—	(2.5)	35.1
Taxes	—	0.8	—	—	0.8
Loss before share of results of joint venture	37.7	0.7	—	(2.5)	35.9
Share of results of joint ventures	—	—	—	—	—
Loss for the period from continuing operations	37.7	0.7	—	(2.5)	35.9

Discontinued operations
Loss for the period from discontinued operations	—	—	—	—	—

Loss attributable to shareholder	37.7	0.7	—	(2.5)	35.9

Reconciliation of Loss for 12 weeks ended January 1, 2005

The changes in accounting policies and presentation had the following effect on the loss reported for the 12 weeks ended January 1, 2005:

	As reported under UK GAAP(1) (2)	Discontinued operations presentation change	Accounting policy changes under IFRS (3)	As restated under IFRS
	(£ million)

Revenue	352.6	—	—	352.6

Cost of goods sold	(209.8)	(0.2)	(2.5)	(212.5)
Gross profit	142.8	(0.2)	(2.5)	140.1

Distribution, selling and marketing expenses	(64.9)	(0.1)	—	(65.0)
General and administrative expenses	(21.0)	0.1	0.1	(20.8)
Other income/(expenses)	1.8	0.1	—	1.9

Business profit	58.7	(0.1)	(2.4)	56.2
Depreciation and amortization expense	(24.8)	(0.5)	9.6	(15.7)
Restructuring and acquisition related expenses	(7.5)	0.1	0.5	(6.9)
Loss on disposal or termination of businesses	1.1	(1.1)	—	—
Profit on disposal of fixed assets	1.4	—	—	1.4
Profit/(loss) before financing	28.9	(1.6)	7.7	35.0
Interest receivable	0.6	—	—	0.6
Interest payable	(43.2)	0.1	—	(43.1)
Other finance costs	(1.5)	—	(0.7)	(2.2)
Loss before tax and share of results of joint venture	(15.2)	(1.5)	7.0	(9.7)
Taxes	(1.3)	0.2	0.2	(0.9)
Loss before share of results of joint venture	(16.5)	(1.3)	7.2	(10.6)
Share of results of joint ventures	0.1	—	—	0.1
Loss for the period from continuing operations	(16.4)	(1.3)	7.2	(10.5)

Discontinued operations
Loss for the period from discontinued operations	—	1.3	—	1.3

Loss attributable to shareholder	(16.4)	—	7.2	(9.2)

(1)           The order and description of items “reported under UK GAAP” has been adjusted to aid direct comparison with IFRS presentation.

(2)           Revenue, gross margin and distribution, selling and marketing expenses as reported under U.K. GAAP have been restated to reflect the revised definition of revenue applied under U.K. GAAP during Quarter 4 of 2004. See Section 3 - First Time Adoption of International Financial Reporting Standards - Change in definition of revenue. Cost of goods sold, selling, distribution and marketing expenses and general and administrative expenses have been restated to exclude depreciation and software amortization expense, which has been presented as a separate line item. See Section 3 – First Time Adoption of International Financial Reporting Standards – Presentation of depreciation and amortization expense.

(3)           For analysis see following page.

Reconciliation of Loss for the 12 weeks ended January 1, 2005 – Analysis of Accounting Policy Changes

	Goodwill	Pensions and similar obligations	Deferred tax	Business combinations	Accounting policy changes under IFRS
	(£ million)

Revenue	—	—	—	—	—

Cost of goods sold	—	—	—	(2.5)	(2.5)
Gross profit	—	—	—	(2.5)	(2.5)

Distribution, selling and marketing expenses	—	—	—	—	—
General and administrative expenses	—	0.1	—	—	0.1
Other income/(expenses)	—	—	—	—	—

Business profit	—	0.1	—	(2.5)	(2.4)
Depreciation and amortization expense	9.6	—	—	—	9.6
Restructuring and acquisition related expenses	—	0.5	—	—	0.5
Loss on disposal or termination of businesses	—	—	—	—	—
Profit on disposal of fixed assets	—	—	—	—	—
Profit before financing	9.6	0.6	—	(2.5)	7.7
Interest receivable	—	—	—	—	—
Interest payable	—	—	—	—	—
Other finance costs	—	(0.7)	—	—	(0.7)
Loss before tax and share of results of joint venture	9.6	(0.1)	—	(2.5)	7.0
Taxes	—	0.2	—	—	0.2
Loss before share of results of joint venture	9.6	0.1	—	(2.5)	7.2
Share of results of joint ventures	—	—	—	—	—
Loss for the period from continuing operations	9.6	0.1	—	(2.5)	7.2

Discontinued operations
Loss for the period from discontinued operations	—	—	—	—	—

Loss attributable to shareholder	9.6	0.1	—	(2.5)	7.2

Reconciliation of Balance Sheet at January 1, 2005

The effect of changes to the Group’s accounting polices on the equity of the Group at January 1, 2005, was as follows:

	As reported under UK GAAP	Accounting policy changes under IFRS	As reported under IFRS
		(£ million)

ASSETS
Non-current assets
Intangible assets	768.6	59.7	828.3
Property, plant and equipment	449.2	(23.2)	426.0
Investments in joint ventures	5.2	—	5.2
Deferred tax assets	—	150.2	150.2
Other non-current assets	0.7	0.2	0.9
	1,223.7	186.9	1,410.6
Current assets
Inventories	84.5	—	84.5
Trade and other receivables	289.3	—	289.3
Cash and bank	77.6	—	77.6
Total current assets	451.4	—	451.4
TOTAL ASSETS	1,675.1	186.9	1,862.0

EQUITY AND LIABILITIES
Called-up share capital	2.0	—	2.0
Other reserves	—	(2.5)	(2.5)
Retained earnings	(750.2)	26.1	(724.1)
Total equity	(748.2)	23.6	(724.6)

Non-current liabilities
Long-term borrowings	920.7	—	920.7
Amount due to parent company	922.4	—	922.4
Retirement benefit obligations	229.7	117.2	346.9
Provisions	26.3	(9.1)	17.2
Other non-current liabilities	1.1	—	1.1
Tax payable after one year	9.7	—	9.7
Deferred taxation	3.2	45.1	48.3
Total non-current liabilities	2,113.1	153.2	2,266.3

Current liabilities
Trade and other payables	302.5	—	302.5
Bank overdrafts and loans due within one year	7.2	—	7.2
Provisions	—	10.1	10.1
Current tax payable	0.5	—	0.5
Total current liabilities	310.2	10.1	320.3
Total liabilities	2,423.3	163.3	2,586.6
TOTAL EQUITY AND LIABILITIES	1,675.1	186.9	1,862.0

(1)           The order and description of items “reported under UK GAAP” has been adjusted to aid direct comparison with IFRS presentation.

(2)           For analysis see following page

Reconciliation of Balance Sheet at January 1, 2005 – Analysis of Accounting Policy Changes

	Goodwill	Business combinations	Pensions and similar obligations	Cumulative translation differences	Reclassifications	Accounting policy changes under IFRS
	(£ million)
ASSETS
Non-current assets
Intangible assets	37.7	(1.2)	—	—	23.2	59.7
Property, plant and equipment	—	—	—	—	(23.2)	(23.2)
Investments in joint ventures	—	—	—	—	—	—
Deferred tax assets	—	0.6	103.7	1.0	44.9	150.2
Other non-current assets	—	—	0.2	—	—	0.2
	37.7	(0.6)	103.9	1.0	44.9	186.9
Current assets
Inventories	—	—	—	—	—	—
Trade and other receivables	—	—	—	—	—	—
Cash and bank	—	—	—	—	—	—
Total current assets	—	—	—	—	—	—
TOTAL ASSETS	37.7	(0.6)	103.9	1.0	44.9	186.9

EQUITY AND LIABILITIES
Called-up share capital	—	—	—	—	—	—
Other reserves	—	—	—	(2.5)	—	(2.5)
Retained earnings	37.7	(2.5)	(12.6)	3.5	—	26.1
Total equity	37.7	(2.5)	(12.6)	1.0	—	23.6

Non-current liabilities
Long-term borrowings	—	—	—	—	—	—
Amount due to parent company	—	—	—	—	—	—
Retirement benefit obligations	—	1.9	115.3	—	—	117.2
Provisions	—	—	1.0	—	(10.1)	(9.1)
Tax payable after one year	—	—	—	—	—	—
Deferred taxation	—	—	0.2	—	44.9	45.1
Total non-current liabilities	—	1.9	116.5	—	34.8	153.2

Current liabilities
Trade and other payables	—	—	—	—	—	—
Bank overdrafts and loans due within one year	—	—	—	—	—	—
Provisions	—	—	—	—	10.1	10.1
Current tax payable	—	—	—	—	—	—
Total current liabilities	—	—	—	—	10.1	10.1
Total liabilities	—	1.9	116.5	—	44.9	163.3
TOTAL EQUITY AND LIABILITIES	37.7	(0.6)	103.9	1.0	44.9	186.9

Reconciliation of Balance Sheet at January 2, 2005

The effect of changes to the Group’s accounting polices on the equity of the Group at January 2, 2005, was as follows:

	As reported under IFRS at January 1, 2005	Accounting policy changes under IFRS	As restated under IFRS at January 2, 2005
		(£ million)

ASSETS
Non-current assets
Intangible assets	828.3	—	828.3
Property, plant and equipment	426.0	—	426.0
Investments in joint ventures	5.2	—	5.2
Deferred tax assets	150.2	1.0	151.2
Other non-current assets	0.9	—	0.9
	1,410.6	1.0	1,411.6
Current assets
Inventories	84.5	—	84.5
Trade and other receivables	289.3	—	289.3
Derivative financial instruments	—	1.8	1.8
Cash and bank	77.6	—	77.6
Total current assets	451.4	1.8	453.2
TOTAL ASSETS	1,862.0	2.8	1,864.8

EQUITY AND LIABILITIES
Called-up share capital	2.0	—	2.0
Other reserves	(2.5)	(1.0)	(3.5)
Retained earnings	(724.1)	(0.1)	(724.2)
Total equity	(724.6)	(1.1)	(725.7)

Non-current liabilities
Long-term borrowings	920.7	—	920.7
Derivative financial instruments	—	0.2	0.2
Amount due to parent company	922.4	—	922.4
Retirement benefit obligations	346.9	—	346.9
Provisions	17.2	—	17.2
Other non-current liabilities	1.1	—	1.1
Tax payable after one year	9.7	—	9.7
Deferred taxation	48.3	0.5	48.8
Total non-current liabilities	2,266.3	0.7	2,267.0

Current liabilities
Trade and other payables	302.5	—	302.5
Bank overdrafts and loans due within one year	7.2	—	7.2
Derivative financial instruments	—	3.2	3.2
Provisions	10.1	—	10.1
Current tax payable	0.5	—	0.5
Total current liabilities	320.3	3.2	323.5
Total liabilities	2,586.6	3.9	2,590.5
TOTAL EQUITY AND LIABILITIES	1,862.0	2.8	1,864.8

Reconciliation of Balance Sheet at January 2, 2005 – Analysis of Accounting Policy Changes

	Derivative Financial Instruments	Discontinued Operations	Accounting policy changes on January 2, 2005
		(£ million)
ASSETS
Non-current assets
Intangible assets	—	—	—
Property, plant and equipment	—	—	—
Investments in joint ventures	—	—	—
Deferred tax assets	1.0	—	1.0
Other non-current assets	—	—	—
	1.0	—	1.0
Current assets
Inventories	—	—	—
Trade and other receivables	—	—	—
Derivative financial instruments	1.8	—	1.8
Cash and bank	—	—	—
Total current assets	1.8	—	1.8
TOTAL ASSETS	2.8	—	2.8

EQUITY AND LIABILITIES
Called-up share capital	—	—	—
Other reserves	(1.0)	—	(1.0)
Retained earnings	(0.1)	—	(0.1)
Total equity	(1.1)	—	(1.1)

Non-current liabilities
Long-term borrowings	—	—	—
Derivative financial instruments	0.2	—	0.2
Amount due to parent company	—	—	—
Retirement benefit obligations	—	—	—
Provisions	—	—	—
Tax payable after one year	—	—	—
Deferred taxation	0.5	—	0.5
	0.7	—	0.7

Current liabilities
Trade and other payables	—	—	—
Bank overdrafts and loans due within one year	—	—	—
Derivative financial instruments	3.2	—	3.2
Provisions	—	—	—
Current tax payable	—	—	—
Total current liabilities	3.2	—	3.2
Total liabilities	3.9	—	3.9
TOTAL EQUITY AND LIABILITIES	2.8	—	2.8

4a            Summary of Significant Accounting Policies

The significant accounting policies adopted in the preparation of the Group’s IFRS financial statements are set out below:

Basis of preparation

The financial statements have been prepared under the historical cost convention, except for certain financial instruments and pension assets and liabilities, which are measured at fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, together with the Group’s share of net assets and results of joint ventures. The results of subsidiaries acquired or sold are consolidated from, or up to, the date control passed and the Group’s share of the results of joint ventures are included for the periods from their effective date of acquisition or to their effective date of sale.

Intercompany balances and transactions between group businesses are eliminated on consolidation.

Joint Ventures

Joint ventures are undertakings in which the Group has a long-term participating interest and which are jointly controlled by the Group and one or more other parties. The Group’s interest in the results and assets and liabilities of joint ventures are included in the financial statements using the equity method of accounting.

Revenue

Revenue comprises sales of products to third parties at amounts invoiced net of trade discounts and rebates, excluding sales related taxes and sales between Group companies. Trade discounts include sales incentives, up-front payments and other non-discretionary payments. Revenue is recognized based on confirmed deliveries to customers, when the risks and rewards associated with the underlying products have been substantially transferred.

At each balance sheet date any expenditure incurred but not yet invoiced in relation to trade discounts and other allowances is estimated and accrued.

Foreign Currencies

Balance sheet items of overseas companies and foreign currency borrowings are translated into Sterling at the year-end rates of exchange. Profit and loss items and the cash flows of overseas subsidiary undertakings are translated at the average rates for the year.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Forward currency contracts in respect of contracted and anticipated amounts payable on purchase transactions are entered into to hedge the Group’s exposure to certain foreign exchange risks and are therefore reflected in the income statement.

Exchange differences on the translation at closing rates of exchange of overseas opening net assets, the difference on translation of foreign currency borrowings to the extent that they are used to finance or hedge Group equity investments and the differences arising between the translation of profits at average and closing exchange rates are recorded as movements in the currency translation reserves. On disposal of a foreign operation, the cumulative translation differences for that foreign operation are transferred to the income statement as part of the gain or loss on disposal.

Goodwill

Goodwill, being the difference between the fair value of consideration paid for new interests in group companies and the fair value of the group’s share of their net identifiable assets and contingent liabilities at the date of acquisition, is capitalized. Goodwill represents consideration paid by the Group in anticipation of future economic benefits from assets that are not capable of being individually identified and separately recognized.

Goodwill is not amortized, but is subject to an impairment review on an annual basis or more frequently if necessary. Any impairment is charged to the income statement in the period in which it arises.

Other intangible Assets

On acquisition of group companies, the Group recognizes any separately identifiable intangible assets separately from goodwill, initially measuring the intangible assets at fair value. Separately purchased intangible assets are initially measured at cost.

Purchased intangible assets, including purchased brands, trademarks and licenses, are capitalized at cost and amortized on a straight-line basis over their estimated useful economic lives. Where purchased intangible assets are considered by the Board of Directors to have an indefinite life given the proven longevity of the brand and the continued level of marketing support, they are not amortized but are subject to an impairment review on an annual basis or more frequently if necessary.

The Group capitalizes acquired computer software and also capitalizes internally generated software where it is clear that the software development is technically feasible, will be completed and will generate economic benefits in the future. Computer software is amortized on a straight-line basis over its estimated useful life, up to 7 years.

Research and Development Expenditure

IFRS requires internally generated development costs to be capitalized where certain specific criteria are met. The Group also monitors the level of product development costs, which may be capitalized once the flow of economic benefits is assured. For the Group, this is evident only shortly before a product is launched into the market. The level of costs incurred after these criteria have been met is currently insignificant.

Advertising Costs

Advertising costs are charged to the income statement in the year in which the associated advertisement is first used. If an advertisement has not been used, media service prepayments, promotional materials and production costs of future media advertising may be deferred until the year the advertisement is first used.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less depreciation and provision for impairment where appropriate. Freehold land is not depreciated.

Depreciation is provided on a straight-line basis at percentages of cost based on the expected average useful lives of assets to write them down to their estimated disposal value at the end of their useful lives. Rates of depreciation applied are as follows:

Freehold buildings and long leaseholds	1.5% p.a.
Short leaseholds	over the life of the lease
Plant and equipment	3% - 15% p.a.
Motor vehicles	20% - 30% p.a.
Fixtures and fittings	10% - 33% p.a.

Assets under construction are capitalized but are not depreciated until they are brought into use. Finance costs relating to the purchase of fixed assets are not capitalized.

Property, plant and equipment is subject to review for impairment. when events or changes in circumstance indicate the carrying value may be impaired. Any impairment is charged to the income statement as it arises.

Impairment of Assets

Goodwill arising on acquisition is allocated to cash-generating units (equivalent to the reported primary business segments). The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually or when events or changes in circumstance indicate that it might be impaired.

The carrying values of property, plant and equipment, and intangible assets with finite lives are reviewed for impairment when events or changes in circumstance indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

Where purchased intangible assets are considered by the Board of Directors to have an indefinite life, they are not amortized but are subject to an impairment review on an annual basis or more frequently if necessary.

An impairment review is performed by comparing the carrying value of the property, plant and equipment, intangible asset or goodwill with its recoverable amount, being the higher of the net selling price and value in use. The net selling price is the amount that could be obtained on disposal of the asset. The value in use is determined by discounting, at a market-based, pre-tax discount rate, the expected future cash flows resulting from its continued use, including those on final disposal. Impairment losses are recognized in the income statement immediately.

Leasing Commitments

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets of the Group and capitalized at their fair value at the date of commencement of the lease or, if lower, at the present value of the minimum lease payments within property, plant or equipment and depreciated over the lesser of lease term and estimated useful life. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Lease payments relating to operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease, or over the period between rent reviews where these exist.

Inventories

Inventories are valued at the lower of cost and estimated net realizable value. Cost of products manufactured by the Group comprises direct material and labor costs together with appropriate factory overheads. Cost of raw materials and goods for resale is determined on a first-in first-out basis. Net realizable value is based on estimated selling price less any further costs expected to be incurred to completion and disposal.

Stock held as consignment stock is recognized as an asset in the balance sheet at cost, as the risks and rewards of ownership have been transferred to the Group. A corresponding liability is also recognized in the balance sheet.

Trade and Other Receivables

Trade and other receivables are stated after deducting adequate provision for doubtful debts.

Cash and cash equivalents

For the purpose of preparing the cash flow statement, cash and cash equivalents include cash at bank and in hand, highly liquid interest bearing securities with original maturities of three months or less, and bank overdrafts.

Government grants

Government grants are deferred and recognized in the income statement over the period necessary to match them with the related costs they are intended to compensate for.

Debt

Debt is initially recognized at fair value, being the amount of net proceeds, including any premium on issue and after deduction of issue costs. After initial recognition, debt is measured at amortized cost using the effective interest rate method.

Taxation

The charge for current taxation is based on the results for the year as adjusted for non-assessable or disallowed items. It is calculated using rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in computation of taxable profit.

Deferred tax liabilities are recognized for all taxable temporary differences except in respect of investments in subsidiaries and interests in joint ventures where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future and on the initial recognition of non-deductible goodwill.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilized. Their carrying amount is reviewed at each balance sheet date on the same basis.

Deferred tax is measured on an undiscounted basis, and at the tax rates that are expected to apply in the periods in which the asset or liability is settled. It is recognized in the income statement except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Post Retirement Benefits

The Group’s main pension plans are of the defined benefit type. The operating and financing costs of defined benefit plans are recognized separately in the income statement. Service costs are systematically spread over the service lives of employees, and financing costs are recognized in the periods in which they arise. The costs of individual events such as past service costs, settlements and curtailments are recognized immediately in the income statement. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions, are recognized immediately in the statement of recognized income and expense. The assets and liabilities of defined benefit plans are recognized at fair value in the balance sheet.

Contributions to defined contribution plans are recognized in the income statement as they become payable.

Provisions

Provisions are recognized when either a legal or constructive obligation, as a result of a past event, exists at the balance sheet date and where the amount of the obligation can be reasonably estimated.

Non-current assets held for sale and discontinued operations

Assets and groups of assets and liabilities which comprise disposal groups are classified as ‘held for sale’ when all of the following criteria are met: a decision has been made to sell, the assets are available for sale immediately, the assets are being actively marketed and a sale is expected to be concluded within 12 months of the balance sheet date. Assets and disposal groups held for sale are valued at the lower of book value or fair value less disposal costs. Assets held for sale are not depreciated.

Where the Group has classified an operation as discontinued, based on the criteria above, for the period the operation remains in the group’s ownership its results of operation are reflected as a single line item after operating profit in the income statement. The operation’s prior year results are restated in the same way.

4b            Summary of Significant Accounting Policies Applicable from 2005

Derivative Financial Instruments

Effective from 2005 the Group has applied IAS 32 and IAS 39. These standards have been applied prospectively and therefore no restatements have been made to the income statement for the 52 weeks ended January 1, 2005. The Group’s accounting policy applied following adoption of these standards is as follows:

The Group uses certain derivative financial instruments for the purpose of hedging foreign exchange and interest rate risk. Derivative financial instruments are stated at fair value. For the purpose of hedge accounting, hedges are classified as either cash flow hedges where they hedge exposure to variability in cash flows, or fair value hedges when they hedge the exposure to changes in the fair value of a recognized asset or liability.

Changes in the fair value of derivative financial instruments that are designated and effective as cash flow hedges of forecasted transactions or firm commitments are recognized directly in equity. Amounts deferred in this way are recognized in the income statement in the same period in which the hedged forecasted transaction or firm commitment is recognized in the income statement. Any ineffective portion is recognized immediately in net profit or loss.

Changes in the fair value of fair value hedges are recognized directly in the income statement. Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognized in the income statement as they arise. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity are retained there until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the income statement for the period.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.